Mail Stop 3561

May 1, 2007

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

> **Re:** **GATX Financial Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-08319**

Dear Mr. Lyons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant